UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Perfect Corp.
(Name of Issuer)

Class A Ordinary Shares, par value of $0.10 per share
(Title of Class of Securities)

G7006A 109
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Alice H. Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 16,788,718 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,788,718 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,788,718 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%.(2) Represents 62.3% of the total outstanding voting power. (3)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 973,744 Class B ordinary shares directly held by Alice H. Chang (“Ms. Chang”), (ii) 4,669,346 Class B ordinary shares held by DVDonet.com. Inc. over which Ms. Chang has sole voting power and sole dispositive power, (iii) 10,622,620 Class B ordinary shares held by GOLDEN EDGE CO., LTD. over which Ms. Chang has sole voting power and sole dispositive power, and (iv) 523,008 Class B ordinary shares held by World Speed Company Limited over which Ms. Chang has sole voting power and sole dispositive power.

(2)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2022.

(3)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2022. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS DVDonet.com. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,669,346
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,669,346
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,669,346
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%. (1) The voting power of the shares beneficially owned represent 17.3% of the total outstanding voting power. (2)
12	TYPE OF REPORTING PERSON CO

(1)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2022.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2022. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS GOLDEN EDGE CO., LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 10,622,620
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,622,620
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,622,620
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%. (1) The voting power of the shares beneficially owned represent 39.4% of the total outstanding voting power. (2)
12	TYPE OF REPORTING PERSON CO

(1)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2022.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2022. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS World Speed Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 523,008
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 523,008
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,008
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%.(1) The voting power of the shares beneficially owned represent 1.9% of the total outstanding voting power. (2)
12	TYPE OF REPORTING PERSON CO

(1)	The percentage of class of securities is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2022.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2022. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

ITEM 1(a).	NAME OF ISSUER:

Perfect Corp.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

14F, No. 98 Minquan Road

Xindian District

New Taipei City 231

Taiwan

ITEM 2(a).	NAME OF PERSON FILING:

Alice H. Chang

DVDonet.com. Inc.

GOLDEN EDGE CO., LTD.

World Speed Company Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Alice H. Chang

Perfect Corp.

14F, No. 98 Minquan Road

Xindian District

New Taipei City 231

Taiwan

DVDonet.com. Inc.

Palm Grove House, P.O. Box 438

Road Town, Tortola

British Virgin Islands

GOLDEN EDGE CO., LTD.

Palm Grove House, P.O. Box 438

Road Town, Tortola

British Virgin Islands

World Speed Company Limited

Palm Grove House, P.O. Box 438

Road Town, Tortola

British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Alice H. Chang – Republic of China

DVDonet.com. Inc. – British Virgin Islands

GOLDEN EDGE CO., LTD. – British Virgin Islands

World Speed Company Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value of $0.10 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ITEM 2(e).	CUSIP NO.:

G7006A 109

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.10 per share of the Issuer by each of the reporting persons is provided as of December 31, 2022. The table below is prepared based on 118,263,795 ordinary shares (consisting of 101,475,077 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Issuer outstanding as of December 31, 2022.

Reporting Person	Amount beneficially owned in terms of economic interests:		Percent of class (1):	Percent of aggregate voting power (2):	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Alice H. Chang	16,788,718	(3)	14.2%	62.3%	16,788,718	(3)	0	16,788,718	(3)	0
DVDonet.com. Inc.	4,669,346		3.9%	17.3%	4,669,346		0	4,669,346		0
GOLDEN EDGE CO., LTD.	10,622,620		9.0%	39.4%	10,622,620		0	10,622,620		0
World Speed Company Limited	523,008		0.4%	1.9%	523,008		0	523,008		0

(1)	The percentage of class of securities is calculated by dividing the number of shares beneficially owned by the Reporting Person in terms of economic interests by the sum of the total number of ordinary shares outstanding as of December 31, 2022.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2022. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

(3)	Represents (i) 973,744 Class B ordinary shares directly held by Ms. Chang, (ii) 4,669,346 Class B ordinary shares held by DVDonet.com. Inc. over which Ms. Chang has sole voting power and sole dispositive power, (iii) 10,622,620 Class B ordinary shares held by GOLDEN EDGE CO., LTD. over which Ms. Chang has sole voting power and sole dispositive power, and (iv) 523,008 Class B ordinary shares held by World Speed Company Limited over which Ms. Chang has sole voting power and sole dispositive power.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

Alice H. Chang	/s/ Alice H. Chang

DVDonet.com. Inc.	By:	/s/ Liang-Chu Sun
Name: Liang-Chu Sun
Title: Director

World Speed Company Limited	By:	/s/ Liang-Chu Sun
Name: Liang-Chu Sun
Title: Director

GOLDEN EDGE CO., LTD.	By:	/s/ Yi-Chen Huang
Name: Yi-Chen Huang
Title: Director